[LETTERHEAD OF THE GABELLI GLOBAL MULTIMEDIA TRUST INC.]
June 10, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Gabelli Global Multimedia Trust Inc. Registration Statement on Form N-2 (File No. 333-149414)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on June 11, 2008 at 2:00 p.m. or as soon as practicable thereafter.
Very truly yours,

By:	/s/ Agnes Mullady

Name: Agnes Mullady
Title: Treasurer